Mail Stop 3561

March 31, 2010

Via U.S. Mail and Fax (425) 313-6593

Richard A. Galanti
Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

> **Re:** **Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended August 30, 2009**
> **Filed October 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 18, 2009**
> **File No. 000-20355**

Dear Mr. Galanti:

     We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director